SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) March 31, 2006

Petroleum Development Corporation

(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330

(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

no change

(Former Name or Former Address, if Changed Since Last Report

The Registrant files this amendment to Item 4.02 of its Form 8-K dated March 31, 2006, to provide a more definite timetable within which the Registrant plans to file its restated financial statements.

Item 4.02. Non-Reliance upon Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

As stated in its Form 8-K dated March 31, 2006, the Registrant and KPMG LLP, the Registrant's independent registered public accounting firm, continue to work diligently on the restatement, as discussed in more detail below. At the present time, the Registrant plans to file its restated financial statements with the SEC on or about May 15, 2006. To enhance stockholder understanding, we repeat below the disclosure presented in our Form 8-K dated March 31, 2006, which we amend today.

On March 31, 2006, the Management, the Audit Committee, and the Board of Directors of the Registrant concluded that certain of the Company's previously issued financial statements would be restated. The Audit Committee has discussed the matters disclosed in this filing with KPMG. In this regard, the Company issued a press release announcing the restatement of the Company's financial statements for the first three quarters of 2005, the years ended December 31, 2004, 2003, 2002 and 2001, and each of the quarters in 2004 and 2003. As a result, the previously filed financial reports for these periods should no longer be relied upon.

The Company reported in its press release that it incorrectly included the Company's proportionate share of certain revenues and costs related to transactions with the Company sponsored drilling partnerships in its consolidated statements of income. The Company has previously recorded certain revenue received from the partnerships, including that allocable to its own investments in the partnerships, and correspondingly has recorded an equal amount of expense related to that investment. However, we have determined that the Company's portion of these revenues and costs should not be included in the revenues and expenses reported in the Company's financial statements and that the revenues and expenses related to these transactions with the drilling partnerships should be net of the Company's interest in these drilling partnerships. Because the amounts recorded by the Company for its share of partnership revenues and expenses were equal, the Company believes the correction will not have an impact on Net Income, Earnings per Share, Cash Flow or the Company's financial position.

The following table reflects the Company's estimate of the impact of the corrections for the elimination of the Company's proportionate share of the partnership activities on the Consolidated Statement of Income for the first three quarters of 2005 and the years ended December 31, 2004, 2003 and 2002 on total Revenues and total Costs and Expenses. KPMG LLP, the Company's independent registered public accounting firm, is currently completing its review of the Company's previous financial statements and the effects of this change. The amounts included in this table are estimates made by the Company at this time and are subject to revision. In addition, if other errors are identified in the restatement process, further changes could be required.

	2005 (in millions)					
	3rd Qtr		2nd Qtr		1st Qtr	
	As reported	As Restated	As reported	As Restated	As reported	As Restated
Revenues	$ 85.8	$ 78.2	$ 89.3	$ 81.3	$ 76.9	$ 69.8
Costs and expenses	63.8	56.2	73.6	65.6	56.2	49.1

	Years Ended December 31, (in millions)							
	2004		2003		2002		2001	
	As reported	As restated	As reported	As restated	As reported	As restated	As reported	As restated
Revenues	$293.7	$268.1	$204.3	$189.6	$132.3	$120.6	$181.3	$165.4
Costs and expenses	$236.4	210.8	167.7	153.0	118.4	106.7	167.4	151.5

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

Date April 7, 2006

By /s/ Darwin L. Stump
      Darwin L. Stump
      Chief Financial Officer